RICHMAN GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Cash	$	9,951
Centralized Registration Depository		2,199
TOTAL ASSETS	$	12,150
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commitments and Contingencies (Notes 7 and 8)		
STOCKHOLDER'S EQUITY		
Common Stock, 100,000 Shares Authorized, No Par Value, $1,000 Shares Issued and Outstanding, $1 Stated Value	$	1,000
Additional Paid-in-Capital		276,204
Accumulated Deficit (Notes 3 and 9)		(265,054)
LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,150

See Notes to Financial Statements